Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Amendment No.1 to the Registration Statement on Form F-1 of our report dated December 2, 2022, except for Note 10, as to which the date is December 14, 2022, with respect to the consolidated financial statements of ICZOOM Group Inc. as of June 30, 2022, and for the year then ended. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

We were dismissed as auditor on April 3, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Friedman LLP

New York, New York

December 6, 2023